APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Twelve78 Brewing Company
Profit and Loss
05-30-23

	05-30-23	12-31-22
	Total	**Total**
Income		
Apparel Sales	19.12	-
T-Shirt	321.08	-
Total Apparel Sales	$ 340.20	-
Distribution Sales	6.00	-
Total Income	$ 346.20	-
Cost of Goods Sold		
Cost of goods sold		
COGS - Merchandise	1,441.32	-
Total Cost of goods sold	$ 1,441.32	-
Total Cost of Goods Sold	$ 1,441.32	-
Gross Profit	-$ 1,095.12	-
Expenses		
Advertising & marketing	171.80	-
Website ads	58.81	-
Total Advertising & marketing	$ 230.61	-
Brewhouse Supplies		
Small Equipment & Hardware	2,213.82	-
Total Brewhouse Supplies	$ 2,213.82	-
Business licenses	1,584.70	-
CO2	140.07	-
General business expenses		
Bank fees & service charges	4.79	-
Memberships & subscriptions	889.99	-
Total General business expenses	$ 894.78	-
Insurance		
Liability insurance	291.50	-
Total Insurance	$ 291.50	-
Meals	967.65	-
Office expenses		
Office supplies	885.81	-
Printing & photocopying	537.08	-
Software & apps	196.10	-
Total Office expenses	$ 1,618.99	-
Rent	8,000.00	-
Research & Development	4,366.09	-
Travel		
Hotels	281.22	-

Total Travel	$	281.22	-
Total Expenses	$	20,589.43	-
Net Operating Income	-$	21,684.55	-
Other Expenses			
Vehicle expenses			
Vehicle gas & fuel		111.60	-
Total Vehicle expenses	$	111.60	-
Total Other Expenses	$	111.60	-
Net Other Income	-$	111.60	-
Net Income	-$	21,796.15	-

Thursday, Jun 08, 2023 07:38:37 PM GMT-7 - Accrual Basis

Twelve78 Brewing Company
Balance Sheet
As of June 8, 2023

		05-30-23 Total	12-31-22 Total
ASSETS			
Current Assets			
Bank Accounts			
CHECKING ACCOUNT (6886) - 1		29,252.91	-
Total Bank Accounts	$	**29,252.91**	**-**
Accounts Receivable			
Accounts Receivable (A/R)		1.00	-
Total Accounts Receivable	$	**1.00**	**-**
Other Current Assets			
Payments to deposit		0.00	-
Total Other Current Assets	$	**0.00**	**-**
Total Current Assets	$	**29,253.91**	**-**
Fixed Assets			
Spike Pilot Brewing System (2022)		6,970.00	-
Start-Up - Buildout		1,775.97	-
Total Fixed Assets	$	**8,745.97**	**-**
Other Assets			
Security deposits		4,000.00	-
Total Other Assets	$	**4,000.00**	**-**
TOTAL ASSETS	$	**41,999.88**	**-**
LIABILITIES AND EQUITY			
Liabilities			
Total Liabilities			
Equity			
Opening balance equity		4,297.01	-
Partner investments - Steve & Kara		64,081.58	-
Retained Earnings		-4,582.56	-
Net Income		-21,796.15	-
Total Equity	$	**41,999.88**	**-**
TOTAL LIABILITIES AND EQUITY	$	**41,999.88**	**-**

Thursday, Jun 08, 2023 07:34:34 PM GMT-7 - Accrual Basis

Twelve78 Brewing Company
Statement of Cash Flows
05-30-23

	05-30-23	12-31-22
	Total	**Total**
OPERATING ACTIVITIES		
Net Income	-21,796.15	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	-1.00	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 1.00	-
Net cash provided by operating activities	-$ 21,797.15	-
INVESTING ACTIVITIES		
Start-Up - Buildout	-1,775.97	-
Security deposits	-4,000.00	-
Net cash provided by investing activities	-$ 5,775.97	-
FINANCING ACTIVITIES		
Opening balance equity	-52.99	-
Partner investments - Steve & Kara	57,000.00	-
Net cash provided by financing activities	$ 56,947.01	-
Net cash increase for period	$ 29,373.89	-
Cash at beginning of period	-120.98	-
Cash at end of period	$ 29,252.91	-

Thursday, Jun 08, 2023 07:36:07 PM GMT-7

I, Stephen J Rogacki Jr, certify that:

1. The financial statements of Twelve78 Brewing LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Twelve78 Brewing LLC has not been included in this Form as Twelve78 Brewing LLC was formed on 03/23/2022 and has not filed a tax return to date.

Signature   *Stephen J Rogacki Jr*

Name: Stephen J Rogacki Jr

Title: Owner & Head Brewer